NEWS RELEASE

New York - AG	January 15, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Reports 2025 Production and 2026 Outlook; Increases Dividend

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE: AG) (TSX: AG) (FSE: FMV) (the "Company" or "First Majestic") announces that total production in the fourth quarter of 2025 from the Company's four producing underground mines in Mexico, namely, the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine) and the La Encantada Silver Mine reached 7.8 million attributable silver equivalent ("AgEq") ounces, consisting of 4.2 million silver ("Ag") ounces, 41,417 gold ("Au") ounces, 14.2 million pounds of zinc ("Zn"), 8.1 million pounds of lead ("Pb") and 235,886 pounds of copper ("Cu").

Q4 2025 PRODUCTION HIGHLIGHTS

• Record Quarterly Silver Production (+77% Y/Y): The Company produced 4.2 million silver ounces in Q4 2025, representing a 77% increase when compared to 2.4 million silver ounces produced in Q4 2024. Total silver production in the quarter included 1.5 million ounces of attributable silver production from Los Gatos.

• Increased Silver Equivalent Production (+37% Y/Y): The Company produced 7.8 million AgEq ounces in Q4 2025 (8.9 million AgEq ounces using updated 2025 guidance assumptions for metal prices), representing a 37% increase compared to 5.7 million AgEq ounces produced in Q4 2024. This growth was primarily driven by a 77% increase in attributable consolidated silver production, including contributions from Los Gatos, as well as improved production at San Dimas.

• Continued Active Exploration Program: During the fourth quarter, the Company completed a total of 57,305 metres ("m") of drilling across its mines in Mexico and the United States. Throughout the quarter, up to 27 drill rigs were active consisting of five rigs at Los Gatos, six rigs at Santa Elena, 13 rigs at San Dimas, one rig at La Encantada and two rigs at Jerritt Canyon.

• Positive Exploration Results: In December, the Company announced positive exploration drilling results for the Santo Niño and Navidad targets at Santa Elena as well as the Luna Zone (Ermitaño mine); Santo Niño and Navidad results significantly increase the gold and silver mineralization footprint beyond the currently declared 2024 Inferred Mineral Resources. This continued exploration success prompted the launch of preliminary mine planning studies for the Navidad and Santo Niño discoveries with the goal of integrating both into the district's Life of Mine.

• Sale of the Del Toro Silver Mine:  In December, First Majestic entered into a definitive agreement to sell its 100%-owned past producing Del Toro Silver Mine located in the Municipality of Chalchihuites, Zacatecas, Mexico to Sierra Madre Gold & Silver Ltd. for total consideration in cash and Sierra Madre shares of up to $60 million, comprised of upfront consideration of $30 million payable upon closing of the transaction, and an additional $30 million in delayed and contingent consideration.

• Strong Safety Performance Continues: The consolidated Total Reportable Incident Frequency Rate ("TRIFR") for 2025 was 0.55, below the Company's 2025 target KPI of 0.70. The Lost Time Incident Frequency Rate ("LTIFR") was 0.12, positioning the Company as best in class amongst its peer group. As a result of the Company's continued industry leading safety efforts, Santa Elena was recognized for "Excellence in Safety" by the Mexican Mining Chamber, in the Underground Mining category with more than 500 workers.

FY 2025 HIGHLIGHTS

• Met upwardly revised production guidance: With full year 2025 production of 31.1 million silver equivalent ounces including 15.4 million ounces of silver (guidance range: 14.8 - 15.8 million ounces), 147,433 ounces of gold (guidance range: 135,000 - 144,000 ounces), 56.7 million pounds of zinc (guidance range: 52 - 56 million pounds) and 32.3 million pounds of lead (guidance range: 33 - 35 million pounds), the Company met or exceeded both its original and July 2025 upwardly revised production guidance as a result of solid operating execution across all four producing mines in 2025.

• Acquisition of Gatos Silver, Inc.: On January 16, 2025, the Company completed the acquisition of Gatos Silver, adding a 70% joint venture interest in the Los Gatos underground silver mine in Chihuahua, Mexico to its portfolio of assets (see news release dated January 16, 2025). The Los Gatos operation was successfully integrated into First Majestic's portfolio in 2025.

• Record Consolidated Silver Production: First Majestic produced 15.4 million ounces of silver in 2025, a new annual record for the Company, and up 84% from 2024. The significant jump in silver production can be attributed to the acquisition of Los Gatos, as well as a 19% increase in production at San Dimas and an 18% increase in production at La Encantada.

• Another High-Grade Gold and Silver Discovery: The Company announced the discovery of a new, high-grade gold and silver vein - Santo Niño - on May 28, 2025 at the Santa Elena property, approximately 900 m from the Santa Elena plant. This followed the Company's 2024 discovery of the Navidad/Winter vein hosted system at Santa Elena. Additional drilling at Santo Niño since the discovery announcement has substantially expanded the footprint of gold and silver mineralization (see news release dated December 15, 2025). A maiden Inferred Mineral Resource estimate for Santo Niño is expected to be included in the Company's Annual Information Form for the year ended December 31, 2025, which will be filed at the end of Q1 2026.

• Senior Management Update: As part of First Majestic's continued growth strategy and ongoing succession planning, the Company announced the promotion of Mani Alkhafaji to the new role of President & Chief Corporate Development Officer, effective January 1, 2026, with Keith Neumeyer continuing to serve as Chief Executive Officer of First Majestic from January 1, 2026 onwards.

"2025 was truly a transformational year for First Majestic," said Keith Neumeyer, CEO. "The acquisition and successful integration of Gatos, improved operational performance at San Dimas and La Encantada, combined with world-class discoveries at Santa Elena could not have come at a better time. I am pleased to have First Majestic meet or beat our upwardly revised production guidance during this favorable metal price environment. Our team delivered when it matters most, achieving multiple production records and key milestones while maintaining our strong commitment to safety. As we close out 2025 on a positive note, I am excited about the outlook for 2026, with several important initiatives underway, including the Santa Elena mill expansion, increased mine throughput and recovery at Los Gatos, and another robust exploration program across our portfolio."

Impact of high silver prices on by-products conversion ratio (AgEq):

Throughout 2025, silver prices have outperformed gold, lead, and zinc. As a primary silver producer, this price environment is favorable and strengthens the Company's overall economics. However, silver's outperformance relative to the Company's by-product metals results in a lower silver-equivalent (AgEq) conversion ratio for those by-products.

As a result, reported AgEq production and unit cost metrics, including cash costs and AISC per AgEq ounce, may appear less favorable, as fewer AgEq ounces are attributed to by-product production under the lower conversion ratio, despite improved underlying economic performance. As a result of the rapid silver price increases in 2025, relative to by-product metal prices, the Company's reported Q4 2025 production was 1.1 million AgEq ounces lower (1.3 million AgEq ounces lower for FY2025) compared to AgEq ounces produced using the Company's updated 2025 guidance assumptions for metal prices.

Attributable Consolidated Production Details:

Q4	Q4	Y/Y		FY	FY	Y/Y
2025	2024	Change	Attributable Consolidated Production Results	2025	2024	Change
1,058,276	745,124	42%	Ore processed/tonnes milled	4,003,456	2,686,742	49%
7,845,686	5,713,289	37%	Silver equivalent ounces produced	31,060,764	21,655,427	43%
4,165,334	2,353,865	77%	Silver ounces produced	15,435,506	8,400,796	84%
41,417	39,506	5%	Gold ounces produced	147,433	156,542	(6)%
14,238,927	N/A	N/A	Zinc pounds produced	56,690,291	N/A	N/A
8,108,949	N/A	N/A	Lead pounds produced	32,264,292	N/A	N/A
235,886	N/A	N/A	Copper pounds produced	920,509	N/A	N/A

  Consolidated production values include attributable ounces from the Los Gatos Silver Mine (70%) from January 16, 2025 onwards.

Q4 2025 Mine-by-Mine Production Details:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
Los Gatos (100%)	324,143	3,562	235	0.25	87%	50%	2,130,336	1,277	2,988,030
Los Gatos (70%)	226,900	2,493	235	0.25	87%	50%	1,491,235	894	2,091,621
Santa Elena	283,721	3,118	62	2.90	64%	95%	358,185	25,083	2,279,397
San Dimas	243,807	2,679	189	2.05	89%	94%	1,315,711	15,066	2,449,162
La Encantada	303,848	3,339	140	0.00	73%	90%	1,000,203	32	1,002,725

  Certain amounts shown in this table may not add exactly to the total amount due to rounding differences.
  The metal prices that were used to calculate the silver equivalent ounces were silver: $54.83/oz, gold: $4,142/oz, lead: $0.89/lb.; zinc: $1.44/lb, and copper: $5.04/lb.
  Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in Q4 2025 resulted in production of 342 gold ounces or 22,781 AgEq ounces at Jerritt Canyon not shown in the table above.
  AgEq ounces for the Los Gatos Silver Mine include 14,238,927 lbs. zinc, 8,108,949 lbs. lead and 235,886 lbs. copper (70% attributable basis), and 20,341,324 lbs. zinc, 11,584,213 lbs. lead and 336,977 lbs. copper (100% basis).

Los Gatos Silver Mine (reported on a 70% attributable basis):

• During the fourth quarter, Los Gatos produced 2,091,621 attributable AgEq ounces, consisting of 1,491,235 ounces of silver, 14,238,927 pounds of zinc, 8,108,949 pounds of lead, 235,886 pounds of copper and 894 ounces of gold. Production at Los Gatos improved sequentially from the prior quarter primarily due to improved mobile equipment availability, leading to normalized mining rates.

• The mill processed a total of 226,900 tonnes of ore, with head grades of 235 g/t silver, 3.88% zinc, 1.94% lead, and 0.25 g/t gold. Management continues to focus on achieving a sustainably higher mill throughput at Los Gatos by increasing mining rates. The Company has engaged a new contractor to increase development rates and is targeting a sustained increase in ore throughput to 4,000 tpd, based on operating days, in the second half of 2026.

• Silver, zinc, lead and gold recoveries during the quarter averaged 87%, 73%, 86% and 50%, respectively.

• During the quarter, five surface drill rigs completed 10,954 m of drilling on the property. Drilling continued at the South-East Deeps, Central Deeps and North-West Deeps zones, as well as at other greenfield targets.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 2,279,397 AgEq ounces during the quarter, a decrease of 16% year-over-year, consisting of 358,185 ounces of silver and 25,083 ounces of gold. While silver production and higher silver prices are positively impacting economics, reported silver equivalent production was impacted negatively by the rising silver price in the quarter. Silver production was down only 6% while gold production was down 15% year-over-year primarily due to lower grade silver and gold ore from the lower levels of the Ermitaño mine, as expected under the 2025 mining plan.

• The mill processed a quarterly record of 283,721 tonnes of ore in the fourth quarter, 4% higher than the same period last year, with average silver and gold head grades of 62 g/t and 2.91 g/t, respectively. Average silver ore grades decreased 7%, while gold ore grades declined 11% for the quarter, in line with the mine plan.

• Silver and gold recoveries during the quarter averaged 64% and 95%, respectively, compared to 69% and 96% in the same period last year. Lower recoveries were anticipated and are a direct correlation to lower feed grades.

• During the quarter, six drill rigs, consisting of three surface rigs and three underground rigs, completed 10,846 m of drilling on the property. Drilling focused on testing extensions of the newly discovered Santo Niño and Navidad resources, and the conversion of Inferred Mineral Resources to Indicated Mineral Resources at Ermitaño-Luna.

San Dimas Silver/Gold Mine:

• San Dimas produced 2,449,162 AgEq ounces during the quarter representing a 10% increase compared to Q4 2024, consisting of 1,315,711 ounces of silver and 15,066 ounces of gold. Silver production increased by 10%, while gold production increased by 23%, when compared to the same period last year. The strong quarterly performance was a result of increased throughput and gold grades, as well as improved recoveries, partially offset by slightly lower silver grades.

• The mill processed a total of 243,807 tonnes of ore, an increase of 11% compared to Q4 2024, with average silver and gold grades of 189 g/t and 2.05 g/t, respectively, compared with 195 g/t and 1.88 g/t, respectively, in the same period last year. Higher throughput was driven by increased milling rates and above-nameplate mill performance during the quarter achieved through improved mining rates as a result of continued improvements in drilling and blasting efficiencies, development waste to ore conversion and ore stockpiling earlier in the year.

• Silver and gold recoveries during the quarter averaged 89% and 94%, respectively, compared to 87% and 93%, respectively, in the same period last year.

• During the quarter, a total of 13 drill rigs consisting of two surface rigs and 11 underground rigs completed 27,753 m of drilling on the property. Drilling focused on the Coronado, Elia, and Regina veins.

La Encantada Silver Mine:

• During the quarter, La Encantada produced 1,000,203 ounces of silver, representing a 32% increase compared to Q4 2024, driven primarily by a 20% increase in ore processed, and an 11% increase in silver grades. Production at La Encantada improved significantly due to improved ore flow and mine development rates resulting from management initiatives and the engagement of a new mine development contractor.

• The mill processed a total of 303,848 tonnes of ore, a 20% increase over the same period last year, with an average silver grade of 140 g/t, compared to 126 g/t in the same period last year.

• Silver recovery for the quarter was 73%, consistent with Q4 2024.

• During the quarter, one surface drill rig completed 1,863 m of drilling on the property. The Company is currently testing a new exploration target, La Esquina.

Jerritt Canyon Gold Mine:

• During the quarter, up to two surface drill rigs completed 5,889 m of drilling on the property, contributing to the Company's total of 18,410 m of exploration drilling at Jerritt Canyon in 2025, surpassing its guidance of 18,000 m. Drilling was focused on greenfield exploration and Mineral Resource addition. The Company plans to release the 2025 drill program results in the first quarter of 2026.

2026 OUTLOOK

First Majestic is pleased to announce the Company's consolidated 2026 production and cost guidance.  In 2026, the Company expects to achieve total attributable production from its four operating mines in Mexico of between 13.0 to 14.4 million ounces of silver, 116,000 to 129,000 ounces of gold, 52.4 to 58.2 million pounds of zinc, 34.2 to 38.1 million pounds of lead, and 1.1 to 1.3 million pounds of copper. The decrease in forecasted production relative to 2025 is partially driven by lower metal grades resulting from a reduced cut-off grade due to improved economics as a result of higher forecasted metal prices in 2026, partially offset by higher throughput with mill and mine throughput expansion projects currently underway, with anticipated completion in H2 2026.

A mine-by-mine breakdown of the Company's 2026 production and cost guidance is included in the table below.

2026 Full Year Mine-by-Mine Guidance:

Operation	Silver Oz (M)	Gold Oz (k)	Lead Lbs (M)	Zinc Lbs (M)	Copper Lbs (M)	Cash Cost ($ per AgEq Oz)	AISC ($ per AgEq Oz)

Los Gatos (70%), Mexico	4.8 - 5.4	2.9 - 3.1	34 - 38	52 - 58	1.1 - 1.3	14.88 - 15.62	18.01 - 19.04
Santa Elena, Mexico	1.3 - 1.5	64 - 71	-	-	-	20.04 - 21.06	24.90 - 26.40
San Dimas, Mexico	4.0 - 4.4	49 - 55	-	-	-	18.55 - 19.56	24.63 - 26.30
La Encantada, Mexico	2.8 - 3.1	0	-	-	-	24.20 - 25.52	30.54 - 32.50
Operations Total	13.0 - 14.4	116 - 129			1.1 - 1.3	$18.64 - $19.62	$23.81 - $25.31
Corporate:						($ per AgEq Oz)	($ per AgEq Oz)
Corp. G&A and Services	-	-	-	-	-	-	2.34 - 2.60
Total:						($ per AgEq Oz)	($ per AgEq Oz)
Total Consolidated	13.0 - 14.4	116 - 129	34 - 38	52 - 58	1.1 - 1.3	$18.64 - $19.62	$26.15 - $27.91

  Certain amounts shown in the above table may not add exactly to the total amount due to rounding differences.
  These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. See "Non-GAAP Measures" at the end of this news release for further details regarding these measures and a reconciliation of non-GAAP to GAAP measures.

For 2026, the Company will report cash costs and all-in sustaining costs ("AISC") guidance on a cost per unit basis, using a fixed gold-to-silver ratio of 75:1 with the following metal price assumptions: silver: $52.00/oz, gold: $3,900/oz, lead: $0.90/lb., zinc: $1.35/lb., copper: $4.80/lb. The foreign currency assumption is MXN:USD 18.25:1.

The Company is projecting its 2026 consolidated AISC to be $26.15 to $27.91 on a per consolidated payable AgEq ounce basis. Although strong silver production and higher silver prices improve overall economics, the lower AgEq conversion ratio used in reporting reduces the number of AgEq ounces over which costs are allocated. As a result, reported cash costs and AISC per AgEq ounce appear higher, despite stronger underlying economics. Applying the Company's updated 2025 guidance assumptions for metal prices and the USD/MXN exchange rate, 2026E AISC would be approximately $23.60 per AgEq ounce, at the mid-point.

Excluding non-cash items, the Company anticipates its 2026 AISC to be within the range of $25.45 to $27.14 per payable AgEq ounce. An itemized cost table for the AISC calculation is provided below:

All-In Sustaining Cost Calculation	FY 2026 ($ per AgEq oz)
Total Cash Costs per Payable Silver Ounce	18.64 - 19.62
General and Administrative Costs	1.85 - 2.05
Sustaining Development Costs	0.85 - 0.90
Sustaining Property, Plant and Equipment Costs	1.64 - 1.82
Profit Sharing	1.63 - 1.81
Lease Payments	0.84 - 0.94
Share-based Payments (non-cash)	0.50 - 0.55
Accretion and Reclamation Costs (non-cash)	0.20 - 0.22

All-In Sustaining Costs (AgEq Oz)	$26.15 - $27.91
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	$25.45 - $27.14

  Certain amounts shown may not add exactly to the total amount due to rounding differences.
  Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.55 to $2.82 per AgEq ounce.
  AISC does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate AISC may differ from methods used by other companies with similar descriptions. See "Non-GAAP Measures" at the end of this news release for further details regarding these measures and a reconciliation of non-GAAP to GAAP measures.

CAPITAL INVESTMENTS IN 2026

In 2026, the Company plans to invest between $213 million to $236 million in capital expenditures consisting of $58 million to $66 million for sustaining activities and $154 million to $171 million for expansionary projects. This represents an approximate 16% increase compared to the 2025 revised capital expenditure guidance of $193 million and is aligned with the Company's future growth strategy of increasing exploration and development activities.

Key initiatives include plant expansion at Santa Elena to 3,500 tpd, mine throughput increase at Los Gatos to 4,000 tpd, ongoing studies and early-stage mine development at the Navidad and Santo Niño discoveries, and the acquisition of the remaining haulage fleet at La Encantada to support higher mining and throughput rates. These investments are fully aligned with the Company's long-term growth strategy.

Area	Sustaining ($M)	Expansionary ($M)	Total ($M)
Underground Development	19 - 22	66 - 73	85 - 94
Exploration	0	41 - 45	41 - 45
Property, Plant and Equipment	37 - 41	34 - 38	71 - 79
Corporate Projects	2 - 3	13 - 15	16 - 18
Total	$58 - $66	$154 - $171	$213 - $236

  Certain amounts shown in this table may not add exactly to the total amount due to rounding differences.

The Company is planning approximately 266,000 m of exploration drilling in 2026, representing another year of significant exploration after the 265,057 m of exploration drilling completed in 2025. The 2026 drilling program is expected to consist of:

• At San Dimas, approximately 117,000 m of drilling is planned with infill, step-out and exploratory holes focused on near mine and brownfield targets including major ore controlling structures in the West, Central and Sinaloa blocks. Exploration efforts represent a balanced approach to adding Inferred Mineral Resources along known veins, converting Inferred to Indicated Resources and identifying new veins in locations where post mineral cover has deferred work to date. Additionally, the exploration team anticipates returning to the Tayoltita, El Cristo, and Santa Rita areas where little to no exploration has taken place in several years.

• At Santa Elena, approximately 78,000 m of drilling is planned. Drilling at Santa Elena will focus on converting Inferred to Indicated Resources at the Santo Niño Discovery, continuing to drill test extensions of the Navidad and Santo Niño projects and testing several greenfield targets within a 10-kilometre radius around the processing plant where a new geologic understanding of district geology has highlighted the presence of large areas with exploration upside.

• At Los Gatos, approximately 61,000 m of drilling is planned. Exploration will be split between testing new areas which have the potential to host large volumes of mineralization and infill drilling at the recently identified NW and Central Deeps mineralization.

The Company plans to complete approximately 50,000 metres of underground development in 2026, compared to 40,514 m completed in 2025. The 2026 development program consists of approximately 22,000 m at San Dimas, 7,200 m at Santa Elena, 12,000 m at Los Gatos, and 8,700 m at La Encantada. At San Dimas, the Company is planning to concentrate development metres in the Perez, Roberta and Elia Veins. At the Santa Elena district, underground development is expected to focus on Ermitaño, Luna and the Santa Elena veins. At the Los Gatos district, development is to take place in all segments (NW, Central and SE) of the mine. At La Encantada, the Company plans to continue to develop the Ojuelas and Milagros ore bodies for 2026 production.

Management may revise the Company's guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company's 2026 guidance will prove to be accurate. For further details regarding relevant risks, including those related to the allocation of capital by the Company, see the section entitled "Risk Factors" in the Company's most recently filed AIF.

Q4 2025 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company plans to release its fourth quarter 2025 unaudited financial results, and announce its dividend payment for the fourth quarter of 2025, and shareholder record and payable dates for such dividend payment, on February 19, 2026.

INCREASED DIVIDEND

The Company is also pleased to announce that it is increasing its dividend per common share from 1% to 2% of net quarterly revenues earned from January 1, 2026 onwards divided by the number of common shares of the Company outstanding as at the record date for the dividend (with respect to net quarterly revenues generated from the Los Gatos Silver Mine, 70% of such revenue, being the revenue that is attributable to the Company,  is used for the purposes of the Company's quarterly dividend calculation).  The first payment at this increased dividend level will be made in May of this year when the Company pays its dividend for Q1 2026 in respect of revenue earned from January 1, 2026 onwards.

"The announcement of the increase to our dividend underscores the strength and sustainability of our business, supported by the continued growth of our robust operations," stated Keith Neumeyer, CEO. "The increase to our dividend rewards shareholders while providing enhanced leverage to silver prices, as it is directly tied to the Company's net revenues. I expect we will continue to benefit from improving economics in the years ahead, which will provide the Company with opportunities to make further increases to our dividend payments in the future."

Under the Company's dividend policy, the payment of all quarterly dividends is subject to the discretion of the Board of Directors. The Company reviews its dividend policy on an ongoing basis and may amend the policy at any time in light of the Company's then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant.  As such, no assurances can be made that dividends will be declared and/or paid in the future.  Dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

CONFERENCE CALL ANNOUNCEMENT

The Company will host a conference call and webcast on Thursday, February 19, 2026, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss its fourth quarter production and financial results and 2026 guidance.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866

Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

A live webcast of the call will be accessible through the "February 19, 2026 Webcast Link" on the First Majestic home page at www.firstmajestic.com. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	2656428

The telephone replay will be available for seven days following the end of the event.

QUALIFIED PERSONS

Gonzalo Mercado, P.Geo., the Company's Vice-President of Exploration & Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce and all-in sustaining cost (or "AISC") per silver equivalent ounce. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: expected 2026 production, cash cost and AISC for 2026; the timing for the release of the Company's financial results for the fourth quarter of 2025 and the announcement of details relating to the Company's dividend payment for the fourth quarter of 2025; potential future increases to the Company's dividend payments; the timing for the announcement of additional results from the Company's 2025 exploration drilling programs; the Company's target to increase ore throughput at the Los Gatos Silver Mine to 4,000 tpd, based on operating days, in the second half of 2026; and details regarding the Company's investor conference call in February 2026 to discuss its Q4 2025 production and financial results. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of global health crises, such as pandemics, on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; social and labour unrest; relations with local communities; changes in national or local governments; changes in applicable legislation, rules or regulations and the application and enforcement thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.